Exhibit 23.1

CONSENT OF REGISTERED INDEPENDENT PUBLIC ACCOUNTING FIRM

We consent to the use of our report dated October 3, 2025, which included an explanatory paragraph as to the Company’s ability to continue as a going concern, relating to the financial statements of SMCB Solutions Private Limited, which comprise the balance sheets as of March 31, 2025 and 2024, and the related statements of operations and comprehensive income (loss), shareholders’ equity (deficit), and cash flows for each of the two years then ended, and the related notes to the financial statements, which is included in this Form 8-K/A of Algorhythm Holdings, Inc.

We also consent to the incorporation by reference of such report in the Registration Statements on Form S-8 (No. 333-268106).

/s/ Berkowitz Pollack Brant, Advisors + CPAs

New York, New York
October 3, 2025